September 9, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-14-10

QUATERRA DRILLING CONTINUES TO EXPAND ACID-SOLUBLE COPPER ZONE AT MACARTHUR

Mineralization confirmed over 12,000 feet between MacArthur pit and Gallagher zone

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that new results have confirmed the continuity of acid-soluble copper mineralization between the MacArthur pit and the Gallagher area, a distance of 12,000 feet or 2.3 miles, at its 100%-owned MacArthur copper project in Yerington, Nevada. The zone remains open to the south, east and west.

In the Northwest Target area of the property, numerous new intercepts of “porphyry copper type” chalcopyrite mineralization over a strike length of 4,600 feet may also represent the fringe of a major porphyry copper deposit.

Since April this year, the company has drilled a total of 21,143 feet in 37 reverse circulation holes to expand the known copper resource at MacArthur. The outer margins of the deposit have not yet been delineated. The program tested areas on a 500 feet by 500 feet grid north and west of the MacArthur pit, the Gallagher area and the Northwest Target area. (An update of the drill intercepts for the period April 16 to September 1, 2010 is shown in Table 1 below.)

Gallagher Area

Recent drill holes in the area west of the MacArthur pit focused on establishing continuity of mineralization between the pit and Gallagher hill. On section 53,000N new drill holes on 500 feet centers confirm a band of continuous oxide/chalcocite mineralization over a strike length of 6,500 feet. The thickness of the zone varies from 20 to 110 feet. Hole QM-144, drilled in the section just west of the MacArthur pit, intercepted 110 feet of 0.29% TCu at a depth of 115 feet.

“The MacArthur copper deposit is taking on serious dimensions as a result of our step-out drilling program,” says Eugene Spiering, Quaterra’s VP Exploration. “When the recent results of section 53,000N are considered with holes QM-80R and QM-136—the eastern most and western most mineralized holes on the property—MacArthur now has acid-soluble copper defined over a strike length of 12,000 feet (2.3 miles).”

Drill holes on Section 52,000N also significantly expanded the near surface oxide/chalcocite mineralization in the southern Gallagher area. A continuous, east-west band of near surface oxide mineralization ranging in thickness from 15 to 60 feet has been defined over a distance of 1,900 feet between holes QM-155 and QM-156. Hole QM-141 intercepted 60 feet of 0.33% TCu from 0 to 60 feet.

The near surface oxide copper mineralization is underlain by a parallel band of oxide/chalcocite that varies from 20 to 70 feet thick with grades ranging from 0.17 to 0.40% TCu. The mineralized zone remains open for expansion to the south, east and west where drilling has delineated a zone of chalcocite mineralization averaging 0.36% TCu over a thickness of 75 feet in hole QM-133 at a depth of 195 feet. Hole QM-135 intercepted the zone at a depth of 205 feet with a thickness of 20 feet averaging 0.25%TCu. At a location 500 feet to the east of hole QM-133, QM-154 encountered 80 feet averaging 0.25% TCu at a depth of 165 feet. The zone remains untested over a distance of approximately 1,000 feet to the west and north of the recent drilling.

Northwest Area

New drill holes, QM-123-125, and QM-127-129 in the Northwest area, encountered numerous intercepts of “porphyry copper type” chalcopyrite mineralization. On Section 57,000N, the northern most section of drilling, a flat lying zone of continuous chalcopyrite mineralization is defined along a strike length of 4,600 feet between holes QM-123 and QM-70. The zone varies in thickness from 10 to 95 feet with assays averaging 0.20% to 0.78% TCu. Quaterra geologists believe this mineralization may represent a “fringe” to a major porphyry copper deposit located to the northeast. An additional four to six deep core holes are being planned to test the porphyry target as part of a continuation of drilling at MacArthur in Q4, 2010.

Recent assays results of primary sulfide mineralization in the Northwest area include:

▪	QM-123: 0.26% copper over a thickness of 70 feet at a depth of 405 feet.
▪	QM-125: 0.18% copper over a thickness of 95 feet at a depth of 350 feet and 0.78% copper over a thickness of 25 feet at a depth of 475 feet.
▪	QM-129: 0.30% copper over a thickness of 30 feet at a depth of 200 feet and 0.23% copper over a thickness of 50 feet at a depth of 250 feet.

Quaterra has contracted Tetra Tech Inc. of Golden, Colorado, to prepare an updated Canadian National Instrument 43-101 (NI43-101) compliant resource estimate for the MacArthur Copper Project. The estimate will incorporate the new data from 40,253 feet of drilling in 69 reverse circulation holes and three core holes completed during the Company’s 2009-2010 step-out drilling campaign. The updated NI43-101 Technical Report is expected to be completed by the end of October 2010.

Exploration maps associated with this news release are posted on the Quaterra website. An update of drill-hole intercepts through September 1, 2010 is attached to this news release. A complete table of drill-hole intercepts is posted on the Company’s website.

Eugene D. Spiering is the Qualified Person with Quaterra Resources responsible for this news release.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high grade base metal, precious metal or uranium deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website [or press release], such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which can be requested from us, and is available on our website at www.quaterra.com and at www.sec.gov/edgar.shtml.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Table 1

QUATERRA RESOURCES INC.
MacArthur Copper Project
Drill Hole intercepts
April 16, 2010 through September 1, 2010

	Angle	Total	From	To	Thickness	Total Cu
Drill Hole	Brg / Dip	Depth	feet	feet	feet	%
QM-121	0º/-90º	580.00	0.0	25.0	25.0	0.21
			325.0	340.0	15.0	0.23
			380.0	410.0	30.0	0.11	*
			430.0	490.0	60.0	0.18
			520.0	555.0	35.0	0.25	*

QM-122	0º/-90º	600.00	290.0	305.0	15.0	0.20	*

QM-123	0º/-90º	670.00	100.0	110.0	10.0	0.15	*
			405.0	475.0	70.0	0.26	*
			505.0	520.0	15.0	0.40	*
			535.0	550.0	15.0	0.23	*
			570.0	580.0	10.0	0.63	*

QM-124	0º/-90º	780.00	280.0	290.0	10.0	0.18	*
			360.0	390.0	30.0	0.14	*
			405.0	420.0	15.0	0.14	*

QM-125	0º/-90º	500.00	70.0	80.0	10.0	0.14	*
			350.0	445.0	95.0	0.18	*
			475.0	500.0	25.0	0.78	*

QM-126	0º/-60º	450.00	325.0	340.0	15.0	0.54	*

QM-127	0º/-90º	700.00	380.0	390.0	10.0	0.28	*
			450.0	465.0	15.0	0.68	*
			500.0	510.0	10.0	0.14	*

QM-128	0º/-90º	900.00	485.0	495.0	10.0	0.11	*
			570.0	580.0	10.0	0.21	*
			665.0	680.0	15.0	0.37	*
			835.0	850.0	15.0	0.18	*

QM-129	0º/-90º	802.50	200.0	230.0	30.0	0.30	*
			250.0	300.0	50.0	0.23	*
			500.0	520.0	20.0	0.18	*
			730.0	745.0	15.0	0.39	*

QM-130	180º/-60º	585.00	0.0	20.0	20.0	0.09

QM-131	0º/-90º	965.00		No assays above cut-off

QM-132	260º/-60º	800.00	245.0	255.0	10.0	0.12

QM-133	180º/-60º	550.00	195.0	270.0	75.0	0.36
			285.0	405.0	120.0	0.27
			420.0	430.0	10.0	0.13

QM-134	180º/-70º	455.00	25.0	40.0	15.0	0.14
			130.0	145.0	15.0	0.19
			170.0	185.0	15.0	0.12
			215.0	255.0	40.0	0.12

QM-135	0º/-90º	475.00	125.0	160.0	35.0	0.12
			205.0	225.0	20.0	0.25
			255.0	270.0	15.0	0.19
			375.0	395.0	20.0	0.13

QM-136	0º/-60º	600.00	90.0	120.0	30.0	0.39
			140.0	160.0	20.0	0.26
			280.0	295.0	15.0	0.17

QM-137	60º/-70º	500.00		No assays above cut-off

QM-138	0º/-90º	550.00	130.0	140.0	10.0	0.20
			160.0	225.0	65.0	0.18

QM-139	0º/-90º	400.00	90.0	140.0	50.0	0.18
			200.0	220.0	20.0	0.17
			255.0	285.0	30.0	0.15	*
			370.0	385.0	15.0	0.20	*

QM-140	0º/-50º	500.00	60.0	135.0	75.0	0.18
			150.0	170.0	20.0	0.15
			230.0	245.0	15.0	0.90
			315.0	325.0	10.0	0.26

QM-141	0º/-90º	530.00	0.0	60.0	60.0	0.33
			225.0	295.0	70.0	0.17
			315.0	330.0	15.0	0.16
			370.0	395.0	25.0	0.49	*

QM-142	0º/-60º	400.00	0.0	10.0	10.0	0.12
			155.0	190.0	35.0	0.26
			320.0	355.0	35.0	0.49	*

QM-143	0º/-90º	450.00	40.0	60.0	20.0	0.11
			120.0	280.0	160.0	0.17
			325.0	350.0	25.0	0.12
			365.0	380.0	15.0	0.35

QM-144	0º/-90º	500.00	115.0	225.0	110.0	0.29
			245.0	260.0	15.0	0.17	*

QM-145	180º/-60º	675.00	0.0	50.0	50.0	0.28
			65.0	80.0	15.0	0.11
			105.0	135.0	30.0	0.18
			160.0	170.0	10.0	0.19

QM-146	0º/-90º	500.00	25.0	35.0	10.0	0.17
			375.0	400.0	25.0	0.16	*

QM-147	0º/-90º	400.00	20.0	45.0	25.0	0.21
			70.0	80.0	10.0	0.11
			100.0	130.0	30.0	0.13
			145.0	155.0	10.0	0.15	*
			360.0	400.0	40.0	0.18	*

QM-148	0º/-90º	465.00	45.0	170.0	125.0	0.14
			200.0	250.0	50.0	0.11
			275.0	315.0	40.0	0.23
			335.0	345.0	10.0	0.18	*

QM-149	180º/-60º	750.00	330.0	375.0	45.0	0.23
			480.0	495.0	15.0	0.21
			560.0	570.0	10.0	0.21
			600.0	610.0	10.0	0.68	*
			670.0	720.0	50.0	0.28	*

QM-150	0º/-90º	600.00	45.0	80.0	35.0	0.17
			125.0	170.0	45.0	0.34
			310.0	335.0	25.0	0.32
			480.0	510.0	30.0	0.10	*
			555.0	575.0	20.0	0.43	*

QM-151	0º/-90º	535.00	0.0	20.0	20.0	0.11
			35.0	55.0	20.0	0.13
			100.0	125.0	25.0	0.24
			155.0	400.0	245.0	0.26

QM-152	0º/-90º	500.00	200.0	210.0	10.0	0.24
			270.0	285.0	15.0	0.17
			340.0	350.0	10.0	0.14	*
			470.0	485.0	15.0	0.20	*

QM-153	0º/-90º	515.00	100.0	225.0	125.0	0.16
			315.0	325.0	10.0	0.15
			450.0	495.0	45.0	0.16	*

QM-154	0º/-90º	500.00	65.0	115.0	50.0	0.12
			165.0	245.0	80.0	0.25
			260.0	305.0	45.0	0.28
			325.0	335.0	10.0	0.25	*

QM-155	180º/-60º	575.00	45.0	80.0	35.0	0.18

QM-156	0º/-90º	450.00	0.0	15.0	15.0	0.21
			35.0	45.0	10.0	0.50
			270.0	285.0	15.0	0.30

QM-157	0º/-90º	435.00	30.0	125.0	95.0	0.27
			140.0	150.0	10.0	0.18
			170.0	180.0	10.0	0.19
			330.0	385.0	55.0	0.15	*
			410.0	435.0	25.0	0.14	*

All intervals calculated using 0.1% total copper cutoff
* Denotes intercept containing predominantly primary sulfide (chalcopyrite) mineralization.
REGULATORY NOTE:

The samples from the MacArthur drilling program are prepared and assayed and by Skyline Assayers & Laboratories in Tucson, Arizona which is accredited by the American Association for Laboratory Accreditation (A2LA - certificate no. 2953.01) and by ISO1702 compliant ALS Chemex Laboratories in Sparks, Nevada.